SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 30, 2001.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File Number 333-87529

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION SALARIED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

DOMINION SALARIED SAVINGS PLAN

FINANCIAL STATEMENTS
TABLE OF CONTENTS
Page

Independent Auditors' Report	2

Financial Statements:
Statements of Net Assets Available for Benefits as of December 30, 2001 and 2000	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 30, 2001	4

Notes to Financial Statements	5 - 13

Supplemental Schedules as of and for the Year Ended December 30, 2001:
Form 5500, Schedule H, Item 4(i): Schedule of Assets Held for Investment Purposes	14
Form 5500, Schedule H, Item 4(j): Schedule of Reportable Transactions	15

INDEPENDENT AUDITORS' REPORT

To the Organization, Compensation, and Nominating Committee of the
Board of Directors of Dominion Resources, Inc.

We have audited the accompanying statements of net assets available for benefits of the Dominion Salaried Savings Plan (formerly Dominion Resources, Inc. Employee Savings Plan) (the Plan) as of December 30, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia
June 19, 2002

DOMINION SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 30 2001	December 30 2000
ASSETS

Investments	$1,175,985,565	$1,225,070,498

Receivables:
Income and Other	1,268,492	1,161,518

Cash	2,180	--
Total Assets	1,177,256,237	1,226,232,016

LIABILITIES

Administrative Expenses Payable	757,921	798,507
Payables for Investments Purchased	758,158	568,281
Other	468,750	--
Total Liabilities	1,984,829	1,366,788
Net Assets Available for Benefits	$1,175,271,408	$1,224,865,228

The accompanying notes are an integral part of the financial statements.

DOMINION SALARIED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 30, 2001
Additions:
Investment Income:
Net Depreciation in Fair Value of Investments	$ (73,395,685)
Dividends	22,837,028
Income from Master Trust	11,317,300
Interest	1,201,833
Total Investment Income	(38,039,524)

Contributions:
Participants	53,317,037
Participating Companies	16,317,644
Total Additions	31,595,157

Deductions:
Benefits Paid to Participants	78,048,872
Administrative Expenses	935,967
Total Deductions	78,984,839

Net Decrease in Net Assets Before Transfers	(47,389,682)
Net Transfer of Participants' Assets from the Plan to Other Plans	(2,204,138)

Net Decrease	(49,593,820)

Net Assets Available For Benefits:
Beginning of Year	1,224,865,228

End of Year	$1,175,271,408

The accompanying notes are an integral part of the financial statements.

DOMINION SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Dominion Salaried Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. GENERAL - The Plan is a defined contribution plan covering all salaried employees of the Participating Companies (see Note 1.d) who age 18 or older. Dominion Resources, Inc. (Dominion) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc. (a subsidiary of Dominion). Mellon Bank, N.A. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b. CONTRIBUTIONS - A maximum of 20% of the participant's eligible earnings and 10% of highly compensated employee's eligible earnings can be invested in the Plan. Of the 20%, up to 15% can be invested on a tax-deferred basis. Participating Companies contribute a matching amount equivalent to 50% of each participant's contributions, not to exceed 3% of the participant's eligible earnings, which is used to purchase Dominion common stock. Contributions are subject to certain Internal Revenue Code limitations. Effective January 1, 2001, the Participating Companies' matching contribution was increased to 66.7% of each participant's contributions, not to exceed 4% of participant's eligible earnings, for employees who have 20 or more years of service with Dominion or its subsidiaries.

c. PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Participating Companies' contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

d. PARTICIPANTS - Any subsidiary of Dominion may adopt the Plan for the benefit of its qualified salaried employees subject to approval of the Dominion Board of Directors.

e. VESTING - Participants become vested in their own contributions and the earnings on these amounts immediately, and in the Participating Companies' matching contributions and earnings after three years of service. Matching contributions vest immediately for participants aged 55 or older. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Participating Companies' contributions.

f. INVESTMENT OPTIONS

Employee Contributions: Upon enrollment in the Plan, a participant may direct employee contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds.

The Plan provides for employee contributions to be invested in the following:

(1) Common Stock:

Dominion Stock Fund (Dominion Common Stock) - All investments are in Dominion Common Stock or cash equivalent investments for partial shares.

(2) Interest in Master Trust:

Certus Stable Value Fund - The prospectus states that the fund invests in investment contracts of insurance companies and commercial banks and U.S. Government or agency backed bonds.

Dresdner Large Cap Growth Fund - The prospectus states that the fund invests in U.S. growth companies that possess differentiated products and services.

(3) Mutual Funds:

EB Mellon Total Return Fund - The prospectus states that the fund invests primarily in fixed income securities and can include U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments.

Small Cap Value Fund - The prospectus states that the fund invests primarily in the common stocks of smaller companies that are traded principally in the markets of the United States.

Small Cap Growth Fund - The prospectus states that the fund invests primarily in common stocks of companies with market capitalization of $750 million or less.

Wilshire 4500 Index Fund - The prospectus states that the fund invests in a portfolio of securities, which seeks to match the performance and characteristics of the Wilshire 4500 Index.

Large Cap Value Fund - The prospectus states that the fund invests in large publicly held companies deemed to be under valued relative to their long-term earning potential.

American Europac Growth Fund - The prospectus states that the fund invests primarily in equity and debt securities of companies and governments outside the U.S.

Real Estate Fund - The prospectus states that the fund invests primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

(4) Common/Collective Trust:

Mellon S & P 500 Index Daily Fund - The prospectus states that the fund invests primarily in the 500 stocks of the S&P 500 Index.

Conservative Balanced Fund, Moderate Balanced Fund and Growth Balanced Fund - The respective prospectus states that the funds are common/collective trusts and each is designed to accomplish a specific investment objective. As such, each fund has a different diversified mix of stock, bond and short-term fixed income investments.

Company Contributions: Participating Company matching contributions are automatically contributed into the Dominion Common Stock Fund. However, participants who are under age 50 may transfer 50% of the value of their Company Match Account into another investment option, while participants who are age 50 and over may transfer 100% of the value of the Company Match Account.

g. PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

    50% of the vested account balance or

    $50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest bearing at one percentage point above the prime rate of interest. The rate is determined every quarter; however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make repayments to the Plan on a monthly basis. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h. PAYMENTS OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper. On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. There were no amounts payable to participants at December 30, 2001 and 2000.

i. FLEXIBLE DIVIDEND OPTION - Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Common Stock Fund or (2) reinvesting the dividends in the fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. VALUATION OF INVESTMENTS:

(1) Dominion Common Stock Fund - The investments of the fund are stated at fair value based on the closing sales prices reported on the New York Stock Exchange on the last business day of the year.

(2) Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(3) Common/Collective Trusts - Investments in common/collective trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

(4) Investment in Certus Stable Value Fund Master Trust - The fund invests primarily in guaranteed investment contracts, which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

c. INVESTMENT INCOME - Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

d. EXPENSES - The Plan's expenses are accrued as incurred and paid by the Plan, as provided by the Plan document.

e. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

f. CONCENTRATION OF INVESTMENTS - Included in the Plan's net assets available for benefits at December 30, 2001 and 2000, are investments in Dominion Common Stock amounting to $473 million and $500 million, respectively, whose value could be subject to change based upon market conditions.

g. RECENTLY ISSUED ACCOUNTING STANDARD - FASB 133 - The Plan adopted the provisions of Statements of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133, and No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and as interpreted by the FASB and the Derivatives Implementation Group through "Statement 133 Implementation Issues," as of October 1, 2000. Derivative instruments (if any) held by the Plan are presented at estimated fair value on the Statements of Net Assets Available for Benefits. The adoption of these standards had no effect on the financial statements.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	2001		2000

Dominion Common Stock	$ 290,538,302	*	$ 294,363,329	*
Dominion Common Stock	182,399,872		205,794,788
Interest in Certus Stable Value Fund Master Trust	283,349,630		285,782,160
Small Cap Value Fund	54,173,580		--
Mellon S&P 500 Index Daily Fund	142,256,427		169,940,232

* Nonparticipant-directed

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $73,395,685 as follows:

Investments at Fair Value:
Mutual Funds	$ 1,673,036
Dominion Common Stock	(52,718,353)

Investments at Estimated Fair Value:
Common/Collective Trust Funds	(22,350,368)
$(73,395,685)

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 30, 2001	December 30, 2000
Net Assets:
Investments:
Dominion Common Stock	$290,538,302	$294,363,329
Common/Collective Trusts	93,997	289,267
Total Investments	290,632,299	294,652,596

Receivables:
Interest	1,789	3,707
Securities Sold	311,873	--
Total Receivables	313,662	3,707

Cash	1,339	--
Total Assets	290,947,300	294,656,303

Liabilities - Payables for Investments Purchased	239,456	341,623
Net Assets Available for Benefits	$290,707,844	$294,314,680

Year Ended December 30, 2001
Changes in Net Assets:
Net Depreciation in Fair Value of Investments	$(29,055,767)
Dividend Income	12,131,204
Interest	25,457
Contributions	16,624,337
Benefits Paid to Participants	(1,770,322)
Administrative Expenses	(73,591)
Transfers to Participant-Directed Investments	(1,261,282)
Transfers of Participants' Assets to Other Plans	(226,872)
Net Decrease in Net Assets	$ (3,606,836)

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Participating Companies have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6. PLAN INTEREST IN THE DOMINION AND CONSOLIDATED NATURAL GAS COMPANY (CNG) MASTER TRUSTS

Dominion Master Trust - The Plan's investments are in a Master Trust which was established for the investment of assets for the Plan and other Dominion sponsored plans (employee savings plans of Dominion and its subsidiaries). The assets of the Master Trust are held by Mellon Bank, N.A. As of December 30, 2001 and 2000, the assets of the Master Trust were separately maintained by each Dominion sponsored plan, with the exception of the Certus Stable Value Fund and the Large Cap Growth Fund.

Certus Stable Value Fund: As of December 30, 2001 and 2000, the Plan's interest in the net assets of the fund was approximately 60% and 76%, respectively. Investment income and administrative expenses relating to the fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments (and related investment income) in the fund:

	December 30, 2001	December 30, 2000

Guaranteed Investment Contracts (contract value)	$446,694,346	$ 88,700,680
Short-term Investment Fund (estimated fair value)	22,479,130	14,673,692
Cash	379,037	--
Interest Receivable	2,847,416	31,359
Total	$472,399,929	$103,405,731

Investment income for the Certus Stable Value Fund is as follows:

	2001	2000

Interest	$29,166,407	$6,159,222
Less Investment Expenses	--	(223,193)
Total	$29,166,407	$5,936,029

The aggregate fair value of the investment contracts and short-term investments of the Fund at December 30, 2001 and 2000 was $483,001,059 and $104,896,096 respectively. The average yield of assets on December 30, 2001 and 2000 are estimated at 6.09% and 6.66%, respectively. Average duration of investment contracts within the Fund was 3.02 years at December 30, 2001 and 2.31 years at December 30, 2000. The crediting interest rates used to determine fair value for the contracts as of December 30, 2001 ranged from 4.20% to 5.79%.

Large Cap Growth Fund: Effective December 30, 2000, participant investments in the various investment options were transferred to new investment options in order to accommodate the merger of the CNG System Thrift Plan and the Dominion Subsidiary Savings Plan with the Plan. Assets transferred from the CNG System Plan that had been invested in the Diversified Equity Fund were invested in the Large Cap Growth Fund, a separately managed investment fund established on December 30, 2000.

As of December 30, 2001 and 2000, the Plan's interest in the net assets of the Large Cap Growth Fund Master Trust was approximately 88% and 100%. Investment income and administrative expenses relating to the Large Cap Growth Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments (and related investment income) in the Large Cap Growth Fund Master Trust:

	December 30, 2001	December 30, 2000

Large Cap Growth Fund	$34,635,657	$ 41,570,063
Total	$34,635,657	$41,570,063

Interest	$ 89,611	$ --
Dividends	296,321	--
Net Depreciation in Fair Value of Investments	(7,468,019)	--
Total	$(7,082,087)	$ --

CNG Master Trust - Also effective December 30, 2000, assets were transferred from the CNG System Thrift Plan that were invested in the Fixed Investment Stable Value fund investment option (a separately managed account within the CNG Master Trust). As of December 30, 2000, the Plan's interest in the net assets of the CNG Master Trust was approximately 51%, its only investment being a 55% interest in the Stable Value Fund. The Plan did not participate in the CNG Master Trust in the year 2001.

The following table presents the value of the undivided investments (and related investment income) in the CNG Master Trust for the period ending December 30, 2000.

December 30, 2000

Diversified Equity Fund	$ 19,822,368
Fixed Investment Stable Value Fund	379,797,483
Short-Term Money Market Fund	4,743,176
Total	$404,363,027

Interest	$13,397,457
Dividends	411,926
Net Depreciation in Fair Value of Investments	(5,064,609)
Total	$ 8,744,774

Fixed Investment Stable Value Fund: The aggregate fair value of the investment contracts and short-term investments of the Stable Value Investment Fund at December 30, 2000 was $379,110,329. The average yield of assets on December 30, 2000 is estimated to be 6.78%. Average duration of investment contracts within the Fund was 2.88% at December 30, 2000. The crediting interest rates used to determine fair value for the contracts as of December 30, 2000 ranged from 6.00% to 6.31%.

7. FEDERAL INCOME TAX STATUS

The Plan is a qualified employees' profit sharing trust and employee stock ownership plan under Sections 401(a), 401(k) and 404(k) of the Internal Revenue Code and, as such, is exempt from Federal income taxes under Section 501(a). Pursuant to Section 402(a) of the Internal Revenue Code, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on November 9, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, Dominion believes that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.

8. MERGER OF CNG AND DOMINION

During 2000, the Plan was amended to allow the Trustee, Mellon Bank, N.A., to solicit elections from participants with respect to the Dominion and CNG stock allocated to their Plan accounts. This amendment was made in anticipation of the merger of Dominion with CNG. The merger agreement called for a two-step merger process. The first step, the First Merger, allowed shareholders of Dominion common stock to elect to exchange their shares for cash (at $43 per share), new Dominion shares or a combination of cash and shares. The second step, the Second Merger, allowed shareholders of CNG common stock to elect to exchange their shares for cash or new Dominion shares (at a prescribed formula) or a combination of cash and shares.

As directed Trustee, Mellon Bank, N.A. solicited elections from participants with respect to shares of stock allocated to their accounts. The merger was finalized on January 28, 2000 and results were posted to participants' accounts on February 14, 2000.

9. PLAN MERGER

On October 20, 2000, the Dominion Board of Directors put forth a resolution stating that the Dominion Subsidiary Savings Plan and the CNG System Thrift Plan would be merged with the Plan. On December 30, 2000, assets were transferred to the Dominion Resources, Inc. Employee Savings Plan representing the account balances of all participants in the CNG System Thrift Plan and the qualified salaried employees of the Dominion Subsidiary Savings Plan. Additionally, the Board of Directors approved a resolution to amend the Plan to change the plan year to a December 30 plan year-end.

Effective December 31, 2000, the Plan was renamed the Dominion Salaried Savings Plan. New and/or additional investment options were offered to participants in the Plan.

DOMINION SALARIED SAVINGS PLAN

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 30, 2001
FORM 5500, SCHEDULE H, Item 4(i): SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES

Description	Cost	Current Value

BSDT - Late Money Deposit Account	$ 2,180	$ 2,180

Dominion Resources, Inc. Common Stock*	345,558,077	472,938,174

Interest in Master Trust
Dresdner Large Cap Growth Fund	15,598,502	36,121,461
Certus Stable Value Fund	272,435,043	283,349,630
	288,033,545	319,471,091

Common/Collective Trusts
EB Temporary Investment Fund	694,035	694,035
EB Daily Liquidity Fund	191,583	191,583
Capital Guardian Balanced - Aggressive Growth	15,628,468	16,240,913
Capital Guardian Balanced - Conservative	3,902,108	4,283,574
Capital Guardian Balanced - Moderate	49,005,500	50,267,391
Mellon S&P 500 Index Daily Fund	119,719,156	142,256,427

	189,140,850	213,933,923

Mutual Funds
EB Mellon Total Return Fund	10,829,691	11,064,313
Wilshire 4500 Index Fund	4,211,891	4,057,825
Real Estate Fund	3,854,351	3,853,498
Small Cap Value Fund	51,903,745	54,173,580
Small Cap Growth Fund	46,454,594	48,110,921
Euro Pacific Growth Fund	28,765,743	25,298,292
Large Cap Value Fund	6,244,800	6,012,495
	152,264,815	152,570,924

Loans to Participants	17,071,453	17,071,453

Total Assets Held for Investment	$ 992,070,920	$ 1,175,987,745

* Permitted party-interest

DOMINION SALARIED SAVINGS PLAN

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 30, 2001
FORM 5500, SCHEDULE H, ITEM 4(j): SCHEDULE OF REPORTABLE TRANSACTIONS

Single Transactions in Excess of Five Percent of Plan Assets

There are no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets

Shares/ Par Value	Security Description	Transaction Expense	Cost of Purchases	Proceeds From Sales	Costs of Assets Disposed	Gain/ Loss

1,404,114.00	Dominion Res. Inc. Common Stock*	$ --	$85,756,971	$ --	$ --	$ --
869,867.00	Dominion Res. Inc. Common Stock*	$ --	$ --	$54,357,699	$36,234,118	$18,123,581

6,476,148.95	Small Cap Value Fund	$ --	$60,542,583	$ --	$ --	$ --
1,181,114.25	Small Cap Value Fund	$ --	$ --	$11,613,906	$11,505,845	$ 108,061

2,558,388.60	Small Cap Growth Fund	$ --	$57,607,605	$ --	$ --	$ --
489,991.37	Small Cap Growth Fund	$ --	$ --	$10,411,794	$11,153,011	$(741,217)

66,699,369.61	Daily Liquidity Fund	$ --	$66,699,370	$ --	$ --	$ --
66,507,786.78	Daily Liquidity Fund	$ --	$ --	$66,507,787	$66,507,787	$ --

327,950.05	Mellon S & P 500 Index Daily Fund	$ --	$69,562,341	$ --	$ --	$ --
181,110.60	Mellon S & P 500 Index Daily Fund	$ --	$ --	$28,124,164	$39,865,686	$(11,741,523)

* A party-in-interest as defined by ERISA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION SALARIED SAVINGS PLAN (name of plan)

Date: June 27, 2002	/s/ Anthony E. Manning
Anthony E. Manning Chairman, Dominion Resources, Inc. Administrative Benefits Committee